MediWound Ltd.
42 Hayarkon Street
Yavne, 8122745 Israel

February 29, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MediWound Ltd. (the “Company”)
Registration Statement on Form F-3 (File No. 333-209106) filed on January 25, 2016 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Irina Yevmenenko at (212) 819-8570, both of White & Case LLP, counsel to the Company.

Sincerely, MEDIWOUND LTD.

By:	/s/ Yaron Meyer
Name: Yaron Meyer
Title: General Counsel